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                         TRANSITION SERVICES AGREEMENT


         This TRANSITION SERVICES AGREEMENT ("Agreement") is made as of this 11th day of August, 1997 between AlliedSignal Avionics Inc., a Kansas corporation ("Seller") and EFTC Corporation, a Colorado corporation ("Purchaser").

         WHEREAS, pursuant to that certain Master Agreement Regarding Asset Purchase and Related Transactions dated July 15, 1997 (the "Master Agreement") between AlliedSignal Inc., a Delaware corporation operating through its Aerospace Equipment Systems Business Unit, Seller and Purchaser, Purchaser is acquiring Seller's business of manufacturing electronic assemblies for use in aerospace applications (the "Business"); and

         WHEREAS, Seller and Purchaser desire to foster a smooth transition of the Business from Seller to Purchaser and, in the interests of facilitating such transition, Seller shall provide certain services to Purchaser and sublease to Purchaser Seller's facility pursuant to that Sublease Agreement entered into between Seller and Purchaser dated the date hereof (the "Sublease Agreement").

         NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements hereinafter set forth, and in consideration of the execution and performance of the Master Agreement, the parties hereto agree as follows:

1.       TRANSITION SERVICES

         1.1 Transition Services. Commencing on the Asset Transfer Date and for up to two (2) months thereafter, Seller will provide to Purchaser upon request the services as described in Schedule A of this Agreement (such services being hereinafter referred to individually as a "Transition Service" and collectively as "Transition Services"); provided, however, that Seller shall provide the Transition Services related to the conversion of the material requirements planning information system as described in Schedule A, for a period of up to nine (9) months after the Asset Transfer Date. Purchaser's use of Transition Services shall be solely for purposes related to Purchaser's operation of the Business. Purchaser shall use the Transition Services for substantially the same purposes and in substantially the same manner as such Transition Services were historically used by Seller in operating the Business. Seller shall perform the Transition Services in substantially the same manner as performed for the Business prior to the Closing Date.
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2.       SPECIAL REQUESTS

         2.1 Additional Services. Seller and Purchaser have, by this Agreement, attempted to provide for all services and facilities which may reasonably be required by Purchaser to operate the Business during a transitional period commencing on the date hereof. However, Seller and Purchaser acknowledge that one or more services historically provided by Seller to the Business may have been inadvertently omitted from this Agreement. Accordingly, if at any time during the six (6) month period commencing on the date hereof Purchaser reasonably requires a service not covered by this Agreement in order to operate the Business as it was operated immediately prior to the Closing, then Purchaser may request Seller to provide such service. In no event shall the term for any such Additional Service extend beyond two (2) months after they are identified or agreed upon, unless the parties shall otherwise agree. The request shall be in writing and shall specify in reasonable detail the nature of the service required and the duration of the requirement. The terms of this Section shall not apply to services for which related employees or equipment have been transferred to Purchaser pursuant to the terms of the Master Agreement. If the requested service is a service that Seller provided to the Business prior to the Closing, then Seller shall in good faith consider whether to provide the service to Purchaser for a charge equal to Seller's cost of providing the service plus ten percent (10%). If the requested service is not a service that Seller provided to the Business prior to the date hereof, then Seller may, in its sole discretion, either offer to provide the service for a specified charge or decline to provide the service. Services provided by Seller pursuant to this Section shall be referred to herein as "Additional Services." The Transition Services and the Additional Services shall be collectively referred to herein as the "Services."

         2.2 Invoicing. Seller shall bill Purchaser for Additional Service and services not included on Schedule A ("Billable Services") on a monthly basis. Invoices for Billable Services shall be payable net forty five (45) days from Purchaser's receipt of invoice.

3.       STANDARD OF CARE

         In providing Services to Purchaser, Seller will use the same degree of care as it uses in performing the same or similar services on its own behalf.

4.       ARBITRATION

         4.1 Arbitration. Any controversy, claim or dispute arising out of or relating to this Agreement or the transactions contemplated hereby or the breach, termination, enforcement, interpretation or validity hereof, including the determination of the scope or applicability of this agreement to arbitrate (collectively "Dispute"), shall be determined



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by arbitration in Phoenix, Arizona before a sole arbitrator.  The following shall apply to any such arbitration:

                 4.1.1 The arbitration shall be administered by the American Arbitration Association ("AAA") pursuant to its Commercial Rules and Supplementary Procedures for Large, Complex Disputes.

                 4.1.2 The arbitrator shall not be an officer, employee, director or affiliate of any party hereto or of its affiliates. If the parties are unable to agree on an arbitrator within 30 days of the filing of the Demand for Arbitration, an arbitrator shall be selected pursuant to the rules and procedures of the AAA.

                 4.1.3 Any party may seek from any court interim or provisional relief that is necessary to protect the rights or property of that party, pending the appointment of the arbitrator or pending the arbitrator's determination of the merits of the controversy.

                 4.1.4 The parties shall bear their own costs and expenses, including attorneys' fees, but the arbitrator may, in the award, allocate all of the administrative costs of the arbitration, including the fees of the arbitrator and mediator, against the party who did not prevail.

                 4.1.5 The arbitration award shall be in writing and shall specify the factual and legal bases for the award. Judgment on the award may be entered in any court having jurisdiction.

5.       LIABILITY

         5.1 Indemnification. Each party hereto shall indemnify, defend and hold the other party, such party's officers, directors, employees, agents and affiliated entities, harmless from and against any and all claims, suits, liabilities and expenses related to or arising from its negligence or willful misconduct. The terms and conditions of this Section 5.1 shall survive the expiration or earlier termination of this Agreement.

         5.2 Consequential and Other Damages. Neither party shall be liable, whether in contract, in tort (including negligence and strict liability), or otherwise, for any special, indirect, incidental or consequential damages whatsoever, including, but not limited to, loss of profits or revenue, business interruptions, costs of capital and claims of customers which in any way arise out of, relate to, or are a consequence of, its performance or nonperformance hereunder, or the provision of or failure to provide any Service hereunder. The terms of this Section shall not apply in the event of the willful misconduct of either party.





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         5.3     Acknowledgment.  The services provided under this Agreement are intended to facilitate Purchaser's transition activities for a limited period of time post-closing. Nothing contained in this Agreement shall be construed as a guaranty to Purchaser of results or profitability; Purchaser assumes the risk of the operation of the Business.

         5.4 Conflict with Sublease Agreement. If any interpretation or effect of this Section 5 could reasonably be viewed as contradicting the interpretation or effect of Section 19.3 of the Sublease Agreement, the terms of the Sublease Agreement shall control.

6.       ACCESS TO PREMISES

         6.1 The Premises of the Business. Seller shall have the right to access and use the Purchaser's premises, subject to Purchaser's reasonable control, to the extent necessary to deliver the Services hereunder.

         6.2 The Premises of Seller. Employees of Purchaser shall have access to Seller's facilities pursuant to the terms and conditions of the Sublease Agreement.

7.       MISCELLANEOUS

         7.1 Notices. Whenever notice is to be served hereunder, service shall be made personally, by facsimile transmission or by overnight courier. All delivery charges shall be prepaid by the party sending the notice. Notice shall be effective only upon receipt by the party being served. All notices shall be sent to the addresses described below the parties' signatures unless changed by written notice pursuant to the terms of this Section.

         7.2 Entire Agreement. This Agreement, the Master Agreement and the Sublease Agreement constitute the entire agreement between the parties with respect to the subject matter hereof and supersede all prior communications, representations, agreements and understandings between the parties hereto, whether oral or written.

         7.3 Construction. When the context so requires, references herein to the singular number include the plural and vice versa and pronouns in the masculine or neuter gender include the feminine. The headings contained in this Agreement and the Schedules hereto are for reference purposes only and shall not affect the meaning or interpretation of this Agreement.

         7.4 Assignment. This Agreement, and all rights and obligations hereunder, shall not be assignable by any party in whole or in part, except that (a) either party may assign this Agreement and its rights and obligations hereunder with the other's prior





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written consent, (b) either party may assign this Agreement without the prior written consent of the other party to a subsidiary, parent or affiliated entity, (c) Seller may perform any of the services required hereunder through a subsidiary or affiliate of Seller without the prior written consent of Purchaser, and (d) Seller may subcontract any of the services required of it hereunder to any party Seller contracts with for services for its own account now or in the future without the prior written consent of Purchaser. For any such assignment, Purchaser or Seller, as the case may be, shall remain obligated hereunder unless the other party shall consent otherwise. Any purported assignment inconsistent with this Section 7.4 shall be void and of no effect. This Agreement shall be binding upon and inure to the benefit of the parties and their respective successors and permitted assigns.


         7.5 Amendment. This Agreement may be amended only by written agreement duly executed by representatives of both the parties hereto.

         7.6 Applicable Law. This Agreement shall be construed in accordance with the laws of the State of Florida, disregarding its conflicts of laws principles which may require the application of the laws of another jurisdiction.

         7.7 No Third Party Rights. This Agreement is not intended and shall not be construed to create any rights in any parties other than Seller and Purchaser and no other person shall assert any rights as a third party beneficiary hereunder.

         7.8 Schedules. The Schedules attached hereto are incorporated into this Agreement and shall be deemed a part hereof as is set forth herein in full. References to "this Agreement" and the words "herein", "hereof", and words of similar import refer to this Agreement (including the Schedules) as an entirety.

         7.9 Waivers. Any waiver of rights hereunder must be set forth in writing. A waiver of any breach or failure to enforce any of the terms or conditions of this Agreement shall not in any way affect, limit or waive a party's rights at any time to enforce strict compliance thereafter with every term and condition of this Agreement.

         7.10 Independent Contractor. The parties intend to create an independent contractor relationship and nothing contained in this Agreement shall be construed to make either Seller or Purchaser a partner, joint venturer, principal, agent or employee of the other. Neither party shall have any right, power or authority, express or implied, to bind the other.

         7.11 Force Majeure. If a party is unable to meet its obligations under this Agreement as a result of flood, earthquake, storm, other act of God, fire, strike, war, riot, embargo, act of government or governmental agency or any other similar cause





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beyond the reasonable control of such party ("Force Majeure"), the obligations of the parties hereto shall be suspended for the duration of the Force Majeure. The party claiming Force Majeure shall, within five (5) days from the date of disability, excluding Saturdays, Sundays and holidays, notify the other party of the existence of a Force Majeure condition and will similarly notify the other party within a period of five (5) days, excluding Saturdays, Sundays and holidays, when the Force Majeure has ended.

         IN WITNESS WHEREOF, Seller and Purchaser have duly executed and delivered this Agreement as of the date first written above.

                                           ALLIEDSIGNAL AVIONICS, INC.,
                                           a Kansas corporation



                                           By:  /s/Dominic A. Romeo
                                              ---------------------
                                           Title: Vice President, Finance




                                           EFTC CORPORATION,
                                           a Colorado corporation



                                           By: /s/ Stuart Fuhlendorf
                                               ---------------------
                                           Title: Chief Financial Officer





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                                   SCHEDULE A
                              TRANSITION SERVICES





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